SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of October, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco Completes Innovative Liquidity Facility Transaction

São Paulo, October 24th, 2005 - Unibanco completed a US$200 million Liquidity Facility transaction. It is an innovative hybrid instrument for the global financial markets. For the next two years, Unibanco will be able to access resources in the amount of up to US$200 million, with a seven-year term repayment period.

The resources drawn will be backed by notes issued under the Receivables Securitization Program of Unibanco and UBB Diversified Payment Rights Finance Company (“Securitization Program”). The Securitization Program is formed by the future flow of receivables denominated in US dollars. It comprises, mainly, foreign trade and payment order transactions. Since its beginning, in 2002, the Securitization Program posted a solid growth of more than 70% in financial volume.

Daniel Gleizer, Executive Director of Unibanco, responsible for the Treasury commented: “This was a strategic transaction for Unibanco. It combines the benefits of a stand-by bank facility with the advantages of long-term funding. This facility will allow efficient management of the future amortization flow of our Securitization Program.”

Financial Guaranty Insurance Company guaranteed the transaction and SMBC Securities, Inc., a wholly owned subsidiary of Sumitomo Mitsui Banking Corporation, acted as arranger.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 26, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.